United States

Securities and exchange commission
washington, d.c. 20549

FORM 6-K

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of December 2024

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ✓  Form 40-F ___

Index

Item              Description of Items

1.	Notice to the Market dated October 11, 2024 – Fitch upgrades CEMIG ratings to “AAA”
2.	Earnings Release – 3Q2024
3.	Notice to the Market dated November 13, 2024 – Cemig announces Vice President of Finances and Investor Relations
4.	Notice to the Market dated December 5, 2024 – CEMIG holds auction for the sale of four power plants
5.	Notice to the Market dated December 5, 2024 – Payment of Bonds
6.	Material Fact dated December 12, 2024 – Cemig discloses investment plan for the 2025-2029 period
7.	Notice to the Market dated December 5, 2024 – Cemig listed in the Dow Jones Sustainability Index for 25 years
8.	Notice to Shareholders dated December 17, 2024 – Declaration of Interest on Equity

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Andrea Marques de Almeida .

Name: Andrea Marques de Almeida

Title: Vice President of Finance and Investor Relations

Date: December 18, 2024

1.	Notice to the Market dated October 11, 2024 – Fitch upgrades CEMIG ratings to “AAA”

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

NOTICE TO THE MARKET

Fitch upgrades CEMIG ratings to “AAA”

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly-held company with shares traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities and Exchange Commission – CVM, B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that the credit rating agency Fitch Ratings (“Fitch”) has upgraded the corporate credit ratings of the Company and its wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. on a national scale, from “AA+” to “AAA,” with a stable outlook.

As a result, the Company now holds the highest credit rating on a national scale, “AAA”.

The rating upgrade reflects Fitch’s view that CEMIG has strengthened its credit profile, with a solid and diversified asset base, positive operational performance, and robust cash generation.

The Company reaffirms its commitment to increase liquidity and improve its capital structure by extending its debt profile, strategically managing its liabilities, and reducing its cost of capital.

Belo Horizonte, October 11, 2024.

Leonardo George de Magalhães

Vice President of Finance and Investor Relations

2.	Earnings Release – 3Q2024

CEMIG *Transforming lives with our energy*

3Q24

EARNINGS RELEASE

Conference call | Webcast

November 18 (Monday),

10 am (Brasília time)

Link: CEMIG WEBCAST

LATIBEX XCMIG | CMIG3 NÍVEL 1 | CMIG4 NÍVEL 1 | CIG LISTED NYSE | CIG.C LISTED NYSE

IBRX100 B3 | IEE B3 | ISE B3 | ICO2 B3

[Click to enter the Cemig Results Center]

CEMIG

3Q24 HIGHLIGHTS

RATINGS

AAA FitchRatings | AA+ Moody's | AA+ S&P Global Ratings

Solid and consistent results

(R$ mn)

Consolidated Ebitda

+146.5%
-10.3%
4.958
2.011
1.965
1.762
3Q23
3Q24
3Q23
3Q24
IFRS
Recurring

Consolidated net profit

+165.2%
-9.3%
3.280
1.237
1.233
1.118
3Q23
3Q24
3Q23
3Q24
IFRS
Recurring

Ebitda by segment (Recurring)

227
11
495
155
101
773
TOTAL
1,762
Generation
Transmission
Trading
Distribution
Gas
Other

Leverage (Total net debt / Adjusted Ebitda)

2,70
1,28
1,22
0,96
0,89
0,88
2019
2020
2021
2022
2023
sep-24

ESG

Nota A MSCI

Leader in valuation in the Brazilian electricity sector

CEMIG: IN THIS INDEX FOR 24 YEARS

Member of Dow Jones Sustainability Indices

THE ONLY ELECTRICITY COMPANY IN THE AMERICAS IN THIS INDEX

FitchRatings

AAA

Best score in history

CEMIG

Cemig' Energy sources: 100% RENEWABLE

3Q24 HIGHLIGHTS

Robust cash generation:
Ebitda: R$ 4.96 billion

Net profit: R$ 3.28 billion;

Adjusted Ebitda: R$ 1.76 billion in 3Q24
vs. R$ 1.96 billion in 3Q23

Adjusted net profit: R$ 1.12 billion

Cemig D (Distribution):

- **Average outage duration (DEC): 9.43 hours – within regulatory limit (9.64 hrs)**
- **Volume of energy distributed: up 4.5%**
  - Highlights: Residential up 6.2% YoY; industrial up 5.6%

Sale of stake in **Aliança Energia** completed – in line with strategic plan (divest minority stakes)

- **R$ 2.7 billion** received in August 2024
- Effects: **R$ 1.67 billion in Ebitda,** **R$ 1.12 billion in Net profit**

5-year Transmission Tariff Review

- Positive effects: **R$ 1.5 billion** in Ebitda; **R$ 1.0 billion** in net profit
- From: (i) recognition of investments made; (ii) efficiency in construction of assets

Invested in 9M24: R$ 4.04 billion – 21.4% more than in 9M23

- **R$ 1.60 billion** invested in 3Q24 **Cemig D** capex in 3Q: **R$ 1.18 billion**
- Boa Esperança photovoltaic plant: 100% in commercial operation in 3Q24, adding 100 MWp

Best ratings in Cemig's history Fitch Ratings: AAA

- Upgrade recognizes: • consistent results, • strong cash generation, • diverse asset base, • capital allocation discipline.

Attractive remuneration for shareholders

- **Corporate action in 3Q34: R$ 1.89 bn**
  - R$ 472.6 million – Interest on Equity declared in September
  - R$ 1.42 billion – additional dividends declared and paid in August

Cemig D: 11th debenture issue – oversubscribed

- Offering: R$ 2.5 billion Demand: **1.53x**
- Average tenor of debt: extended by 1 year
- **Leverage: 0.88x** (Net debt / Ebitda, consolidated)

CONTENTS

3Q24 HIGHLIGHTS
CONSOLIDATED RESULTS	5
Profit and loss accounts	6
Results by business segment	7
THE MARKET	8
PERFORMANCE BY COMPANY	9
Cemig D	9
Billed electricity market	9
Sources and uses of electricity – MWh	10
Client base	10
Performance by sector	10
The Annual Tariff Adjustment	11
Five-year Tariff Reviews compared	12
Supply quality indicators – DEC and FEC	13
Combating default	13
Energy losses	14
Cemig GT and Cemig Holding Company	15
Electricity market	15
Sources and uses of electricity	16
Gasmig	17
Consolidated results	18
Net profit	18
Operational revenue	19
Operational costs, expenses and other revenues	22
Finance income and expenses	25
Equity income (gain/loss in non-consolidated investees)	26
Consolidated Ebitda (IFRS, and Adjusted)	27
Ebitda of Cemig D	28
Cemig GT – Ebitda	29
Investments	30
Debt	31
Covenants – Eurobonds	33
Cemig’s long-term ratings	34
ESG – Report on performance	34
Performance of Cemig’s shares	37
Cemig generation plants	38
RAP: July 2024–June 2025 cycle	39
Regulatory Transmission revenue	40
Complementary information	40
Cemig D	40
Cemig GT	42
Cemig, Consolidated	43
Disclaimer	49

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	4

CONSOLIDATED RESULTS

Ebitda – 3Q24

	3Q24	3Q23	Change, %
Ebitda, by company (IFRS)
(R$ ’000)
Cemig D (IFRS)	773,388	835,588	–7.4%
Cemig GT (IFRS)	3,797,877	790,747	380.3%
Gasmig (IFRS)	227,194	231,173	–1.7%
Consolidated (IFRS)	4,957,907	2,011,189	146.5%

	3Q24	3Q23	Change, %
Adjusted Ebitda, by company
(R$ ’000)
Cemig D	773,388	835,588	–7.4%
Cemig GT	602,500	744,956	–19.1%
Consolidated	1,761,967	1,964,799	–10.3%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	5

Profit and loss accounts

	3Q24	3Q23	Change, %
R$ ’000
NET REVENUE	10,148,885	9,426,629	7.7%

COSTS	-7,252,186	-6,268,746	15.7%
Cost of electricity	-4,567,101	-3,778,480	20.9%
Gas purchased for resale	-543,988	-527,146	3.2%
Charges for use of national grid	-804,946	-769,491	4.6%
Infrastructure construction costs	-1,336,151	-1,193,629	11.9%

OTHER COSTS, EXPENSES AND OTHER REVENUES	1,653,809	-1,534,303	-207.8%
People	-326,125	-302,927	7.7%
Employees’ and managers’ profit shares	-40,965	-43,603	–6.1%
Post-employment liabilities	-122,028	-168,786	–27.7%
Materials	-34,676	-28,478	21.8%
Outsourced services	-497,493	-466,584	6.6%
Depreciation and amortization	-345,742	-316,693	9.2%
Provisions	-92,837	-99,522	–6.7%
Impairment	-1,491	45,791	–103.3%
Provisions (reversals) for client default	50,556	-43,160	–217.1%
Reversal of provision with related party	57,835	-	–
Other operating costs and expenses, net	-144,903	-110,341	31.3%
Total other costs and expenses	-1,497,869	-1,534,303	-2.4%
Gain on disposal of investments	1,616,911	-	–
Revenue – Periodic Tariff Review, net	14,136	-
Gain on asset purchase	1,520,631	-	–
Total other revenues	3,151,678	-	-

Share of profit (loss) in non–consolidated investees	61,657	70,916	–13.1%
Net finance income (expense)			–71.4%
	-61,545	-214,852
Profit before income and Social Contribution taxes	4,550,620	1,479,644	207.5%
Income tax and Social Contribution tax	-1,270,423	-242,337	424.2%

NET PROFIT FOR THE PERIOD	3,280,197	1,237,307	165.1%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	6

Results by business segment

INFORMATION BY SEGMENT, 3Q24
	Electricity				Gas	Equity interests	Elimin-ations	TOTAL
	Generation	Transmission	Trading	Distribution

NET REVENUE	721,825	318,668	1,876,418	6,758,463	920,426	26,726	–473,641	10,148,885

COST OF ELECTRICITY AND GAS	–114,660	–96	–1,761,871	–3,947,320	–543,988	–12,809	464,709	–5,916,035

OTHER COSTS, EXPENSES AND OTHER REVENUES
People	–35,037	–34,623	2,462	–222,612	–17,599	–18,716	–	–326,125
Employees’ and managers’ profit shares	–3,885	–4,134	–221	–24,336	–	–8,389	–	–40,965
Post-employment liabilities	–12,932	–7,992	–1,831	–81,391	–	–17,882	–	–122,028
Materials, Outsourced services and Other expenses	–99,500	–41,965	–6,605	–535,850	–21,737	–23,336	8,932	–720,061
Depreciation and amortization	–78,654	–6,357	–2	–230,097	–24,744	–5,888	–	–345,742
Provisions	–4,035	–926	–7,276	–22,484	1,151	47,633	–	14,063
Infrastructure construction costs	–	(74,005)	–	(1,151,083)	(111,063)	–	–	(1,336,151)
Other revenues	42,989	1.520.631	–	–	–	1,631,047	–	3,194,667
TOTAL	–191,054	1.350.629	–13,473	–2,267,853	–173,992	1,604,469	8,932	317,658

TOTAL COSTS, EXPENSES AND OTHER REVENUES	–305,714	1,350,533	–1,775,344	–6,215,173	–717,980	1,591,660	473,641	-5,598,377

Share of profit (loss) in non-consolidated investees	–	–	–	–	–	61,657	–	61,657
Net finance income (expenses)	3,220	18,255	3,098	–75,596	–8,167	–2,355	–	–61,545
PROFIT (LOSS) BEFORE TAXES ON PROFIT	419,331	1,687,456	104,172	467,694	194,279	1,677,688	–	4,550,620
Income tax and Social Contribution tax	–152,570	–487,206	–9,103	–95,973	–63,304	–462,267	–	–1,270,423

NET PROFIT FOR THE PERIOD	266,761	1,200,250	95,069	371,721	130,975	1,215,421	–	3,280,197

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	7

THE MARKET

Cemig’s consolidated electricity market

In September 2024 the Cemig Group invoiced 9.35 million clients – an addition of approximately 179,000 clients, or a 1.95% increase in its consumer base since the end of September 2023.

Of this total number of consumers, 9,344,674 are final consumers (and/or Cemig’s own consumption); and 723 are other agents in the Brazilian power sector.

These charts break down the Group’s sales to final consumers:

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	8

PERFORMANCE BY COMPANY

Cemig D

Billed electricity market

	3Q24	3Q23	Change %
Captive clients + Transported energy (MWh)*
Residential	3,051,336	2,874,159	6.2%
Industrial	5,967,158	5,652,811	5.6%
Captive market	270,836	320,470	–15.5%
Transport	5,696,321	5,332,341	6.8%
Commercial, services and Others	1,511,590	1,500,991	0.7%
Captive market	930,862	1,008,973	–7.7%
Transport	580,728	492,018	18.0%
Rural	935,395	879,384	6.4%
Captive market	914,360	867,641	5.4%
Transport	21,035	11,743	79.1%
Public services	814,299	844,521	–3.6%
Captive market	646,371	733,652	–11.9%
Transport	167,928	110,869	51.5%
Concession holders	91,045	88,198	3.2%
Transport	91,045	88,198	3.2%
Own consumption	6,763	6,783	–0.3%
Total	12,377,586	11,846,846	4.5%
Total, captive market	5,820,529	5,811,677	0.2%
Total, energy transported for Free Clients	6,557,057	6,035,169	8.6%

*Excluding compensated energy from DG

Energy supplied to captive clients plus energy transported for Free Clients and distributors in 3Q24 totaled 12,378 GWh, or 4.5% more than in 3Q23 (excluding compensated energy from DG), mainly reflecting higher consumption by: residential clients ( – up 177.2 GWh or +6.2%); industrial clients ( – up 314.3 GWh or +5.6%); and rural clients ( – up 56.0 GWh or +6.4%). These increases were mainly due to: higher temperatures; higher economic activity; and higher demand for irrigation, in the period.

The growth of 4.5% in total energy distributed comprises: an increase of 8.6% ( +521.9 GWh) in use of the network by Free Clients, and an increase of 0.2% (+8.9 GWh) in consumption by the captive market.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	9

Sources and uses of electricity – MWh

	3Q24	3Q23	Change %
Metered market – MWh
Transported for distributors	91,045	87,590	3.9%
Transported for Free Clients	6,537,504	5,956,175	9.8%
Own load + Distributed generation	8,790,421	8,427,677	4.3%
Consumption by captive market	5,836,505	5,806,773	0.5%
Distributed Generation market	1,269,813	960,662	32.2%
Losses in distribution network	1,684,103	1,660,242	1.4%
Total volume carried	15,418,971	14,471,442	6.5%

Client base

In September 2024 Cemig billed 9.34 million consumers, or 1.9% more than in September 2023.

Of these, 3,903 were Free Clients using the distribution network of Cemig D.

	Sep. 2024	Sep. 2023	Change %
NUMBER OF CAPTIVE CLIENTS
Residential	7,897,895	7,673,463	2.9%
Industrial	28,734	28,653	0.3%
Commercial, services and others	918,607	940,938	–2.4%
Rural	399,211	428,177	–6.8%
Public authorities	72,545	69,458	4.4%
Public lighting	6,995	6,554	6.7%
Public services	13,710	13,679	0.2%
Own consumption	757	759	–0.3%
Total, captive clients	9,338,454	9,161,681	1.9%
NUMBER OF FREE CLIENTS
Industrial	1,639	1,179	39.0%
Commercial	2,146	1,656	29.6%
Rural	46	18	155.6%
Concession holders	8	8	0.0%
Others	64	23	178.3%
Total, Free Clients	3,903	2,884	35.3%
Total, Captive market + Free Clients	9,342,357	9,164,565	1.9%

Performance by sector

Industrial: Energy distributed to Industrial clients was 5.6% higher YoY in 3Q24, on higher physical production by industry, and was 48.2% of Cemig D’s total distribution. The greater part was energy transported for industrial Free Clients (46.0%), which was 6.8% higher by volume than in 3Q23. Energy billed to captive industrial clients was 2.2% of the total distributed, and 15.5% less by volume than in 3Q23 – mainly due to migration of clients to the Free Market. Highlights in industry by sector were: Increased consumption in Metallic production (+9.7), Ferroalloys (+13.4%), Foods and beverages (+4.8%) and Chemicals (+7.1%). The only sector with significantly lower power consumption, YoY, was Non-ferrous metals (–7.0%).

Residential: Residential consumption was 24.7% of total energy distributed by Cemig D, and 6.2% higher than in 3Q23. Average monthly consumption per consumer in the quarter, at 128.8 kWh/month, was 3.1% higher than in 3Q23, reflecting temperatures higher than the historic averages, and higher family consumption. Also contributing to higher consumption was the +2.9% growth – an increase of 224,400 – in the number of clients in this category.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	10

Commercial and services: Energy distributed to these consumers was 12.2% of the total distributed by Cemig D in 3Q24, and by volume 0.7% more than in 3Q23. The increase is the result of a 7.7% reduction in the volume of energy billed to captive clients, and an 18.0% increase in the volume of energy transported for Free Clients. The higher consumption reflects: (i) expansion of the services sector, (ii) growth of retail sales, and (iii) temperatures above historical averages. It is worth noting that the increase in this user category happened in spite of the migration of consumers to Distributed Generation, which, along with migration to the Free Market, was reducing captive consumption.

Rural consumers used 7.6% of the total energy distributed by Cemig – and 6.4% more than in 3Q23 – this increase being partly due to lower than average rainfall in the quarter.

Public services consumed 6.6% of the energy distributed in 3Q24, a total 3.6% lower by volume than in 3Q23.

The Annual Tariff Adjustment

The tariffs of Cemig D are adjusted in May each year; and every five years are subjected to a Periodic Tariff Review, also in May. The aim of the Annual Tariff Adjustment is to pass on in full to the client any changes in costs defined as “non-manageable”, and provide inflation adjustment for the costs defined as “manageable”, as specified in the Tariff Review. Manageable costs are adjusted by the IPCA inflation index, less a factor known as the ‘X Factor’, to capture productivity, under a system using the price-cap regulatory model.

On May 14, 2024 Aneel ratified Cemig D’s Tariff Adjustment, to be effective from May 28, 2024 to May 27, 2025, with an average increase, for consumers, of 7.32%. The average effect was, for low-voltage consumers, an increase of 6.72%, and for residential consumers, an increase of 6.70%. The percentage component corresponding to manageable costs (referred to as ‘Portion B’) was 1.27%. The increase relating to non-manageable costs (‘Portion A’ – comprising purchase of energy, transmission, sector charges and non-recoverable revenues) was 0.81%. The increase in the financial components of the tariff contributed 5.23%. The effect in financial components in 2024 comes mainly from removal of the component included in the 2023 adjustment process relating to the repayment to consumers of PIS, Pasep and Cofins taxes (totaling R$ 1.27 billion).

Average effects of the Tariff Adjustment
High voltage – average	8.63%
Low voltage – average	6.72%
Average effect	7.32%

See more details at this link:

https://www2.aneel.gov.br/aplicacoes/tarifa/arquivo/Nota%20T%C3%A9cnica%20RTA%202024_CEMIG.pdf

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	11

Five-year Tariff Reviews compared

This table compares the Tariff Reviews made in 2023 and in the previous cycle (2018):

Five-year Tariff Reviews	2018	2023
Gross remuneration base – R$ million	20,490	25,587
Net Remuneration Base – R$ million	8,906	15,200
Average depreciation rate	3.84%	3.95%
WACC (after taxes)	8.09%	7.43%
Remuneration of ‘Special Obligations’ – R$ mn	149	272
CAIMI* (Annual support for facilities) – R$ mn	333	484
QRR** (Depreciation quota) – R$ mn	787	1,007

* CAIMI: (Cobertura Anual de Instalações Móveis e Imóveis) – Annual support for facilities.

** QRR: ‘Regulatory Reintegration Quota’: Gross base x annual depreciation rate.

See more details at this link:

https://www2.aneel.gov.br/aplicacoes/tarifa/arquivo/NT%2012%202023%20RTP%20Cemig.pdf

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	12

Supply quality indicators – DEC and FEC

In 2023, Minas Gerais experienced an increase in extreme atmospheric events, causing a slight increase in electricity outages. In the context of this challenging scenario, Cemig has been implementing several initiatives to reduce the number and duration of outages. It is also making major investments in its distribution business to provide a quality service to clients, and intensifying measures to prevent outages in the rainy period of 2024–2025.

These actions are already producing positive results. The DEC indicator (average outage Duration per Consumer) returned to a level within the regulatory limit: in the 12-month window to end-September 2024 Cemig's DEC was 9.43 hours, within the regulatory limit of 9.64 hours.

Combating default

The Company has maintained a high level of collection actions, and this has helped keep the Receivables Recovery Index high: in September 2024 it was 98.67%, an increase of 0.46 percentage points from June 2024.

New payment channels, and online negotiation, have helped to increase the proportion of collection via digital channels (e.g. PIX instant payments, automatic debits, payments by card and app, etc.). This percentage reached 68.0% of the total collected in 3Q24, compared to 61.3% in 3Q23. The PIX system is a highlight: it was used for 27.2% of all collections – now a higher percentage than collection through the traditional channel of lottery shops. This system has saved R$ 26.4 million since it was implemented.

The change in the collection mix has reduced collection costs by 21% in the last year alone – since 3Q23.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	13

Energy losses

Energy losses in the 12 months to the end of September 2024, at 10.76%, were higher than the regulatory target (10.57%). In relation to June 2024, losses decreased by 0.25 pp. The result above the regulatory level is partly due to: higher temperatures in September, and the corresponding supply not being invoiced by the end of that month.

Highlights of our combat of energy losses up to September 2024 include: approximately 301,000 inspections; replacement of more than 467,000 obsolete meters; replacement of 57,000 conventional meters by smart meters (bringing the total of smart meters installed since the project began in September 2021 to 400,000); and regularization of 9,500 clandestine connections made by families living in ‘invaded’ and low-income areas, through our Energia Legal program, which uses ‘bulletproofed’ networks (bringing the total of connections regularized since the start of the project in February 2023 to 18,000).

Total losses

Actual losses

Regulatory losses

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	14

Cemig GT and Cemig Holding Company

Electricity market

The total volume of electricity sold by Cemig GT and by the holding company (‘Cemig H’), excluding sales on the wholesale power exchange (CCEE), was 1.5% lower than in 3Q23.

Cemig GT billed 5,125 GWh (including quota sales) in 3Q24, 11.6% less than in 3Q23. The lower figure is the result of transfer of sales contracts to Cemig H (the holding company) – which reported sales of 4,774 GWh in 3Q24, 12.3% more than in 3Q23.

The migration of purchase contracts from Cemig GT to the holding company was begun in 3Q21, and has been gradually increasing since then. It is now around 56%.

	3Q24	3Q23	Change %
Cemig GT – MWh
Free Clients	3,070,400	3,298,721	–6.9%
Industrial	2,080,315	2,325,940	–10.6%
Commercial	856,301	967,754	–11.5%
Rural	5,197	5,027	3.4%
‘Energy retailer’ Free Clients	128,587	–	–
Free Market – Traders and cooperatives	950,646	1,429,907	–33.5%
Quota supply	543,712	530,439	2.5%
Regulated Market	527,676	507,655	3.9%
Regulated Market – Cemig D	32,594	31,999	1.9%
Total, Cemig GT	5,125,028	5,798,721	–11.6%
Cemig H – MWh
Free Clients	2,551,187	2,265,520	12.6%
Industrial	2,082,965	1,970,109	5.7%
Commercial	439,244	283,585	54.9%
Rural	28,978	11,826	145.0%
Free Market – Traders and cooperatives	2,223,641	1,987,902	11.9%
Total Cemig H	4,774,828	4,253,422	12.3%
Cemig GT + H	9,899,856	10,052,143	–1.5%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	15

Sources and uses of electricity

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	16

Gasmig

Gasmig is the exclusive distributor of piped natural gas for the whole of the state of Minas Gerais. It supplies industrial, commercial and residential users, compressed natural gas and vehicle natural gas, and gas as fuel for thermoelectric generation plants. Its concession expires in January 2053. Cemig owns 99.57% of Gasmig.

Gasmig’s last Tariff Review was completed in April 2022. Highlights:

▪	The WACC used (real, after taxes) was reduced from 10.02% p.a. to 8.71% p.a.
▪	The Net Remuneration Base was increased significantly, to R$ 3.48 billion.
▪	The regulator recognized the cost of PMSO (Personnel, Materials, outsourced Services, & Other services) in full.

Market (Volume in ’000m3)	2022	2023	9M23	9M24	9M23–9M24

Automotive	40,950	31,907	24,598	17,076	–30.6%
Compressed vehicle natural gas	364	541	417	469	12.5%
Industrial	870,667	830,943	628,159	591,501	–5.8%
Industrial compressed natural gas	13,616	12,473	10,374	7,625	–26.5%
Residential	11,392	11,912	9,434	9,022	–4.4%
Co-generation	13,137	12,075	8,864	9,589	8.2%
Commercial	23,114	21,964	16,461	17,130	4.1%
Subtotal – conventional gas	973,240	921,815	698,307	652,412	–6.6%
Thermal plants	37,991	–	–	–	–
Subtotal – gas sold	1,011,231	921,815	698,307	652,412	–6.6%
Industrial – Free Market	87,133	92,362	70,190	71,954	2.5%
Industrial compressed natural gas – Free Market	–	–	–	7,328	0.0%
Thermal – Free Market	7,119	19,050	913	41,369	4,431%
Total (sales + Free Clients)	1,105,483	1,033,227	769,410	773,063	0.5%

Ebitda (R$ ’000)	3Q24	3Q23
Profit (loss) for the period	130,977	139,343
Income tax and Social Contribution tax	65,007	70,968
Net finance income (expenses)	8,168	–1,205
Depreciation and amortization	23,042	22,067
Ebitda per CVM Resolution 156	227,194	231,173

The volume of gas sold in 3Q24 was 3.7% lower than in 3Q23, while the volume distributed to industrial Free Clients was 102% higher, due to thermal dispatch. In the first nine months of the year, volume sold was 6.6% lower.

Gasmig’s 3Q24 Ebitda was 1.7% lower than in 3Q23, reflecting: (i) lower volume of gas sold, and (ii) the reduction of R$ 6.9 million received in the compensatory component included in the tariff (for differences between actual costs and cost included in the tariff award calculation).

The number of Gasmig’s clients increased by 9.7% from 3Q23, to a total of 101,273 consumers in 3Q24. This reflects expansion of both the commercial and the residential client bases (addition of 8,900 clients).

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	17

Consolidated results

Net profit

For 3Q24, Cemig reports: net profit of R$ 3.28 billion; and adjusted net profit of R$ 1.12 billion.

For comparison, in 3Q23: reported net profit was R$ 1.24 billion, and adjusted net profit R$ 1.23 billion.

Main factors in this result were:

•	Profit of Cemig GT, at R$ 2.63 billion, 436.6% higher than in 3Q24 – due to:
•	Completion of the sale of Aliança, with effect on net profit of R$ 1,120.8 million – comprising a capital gain of R$ 1,082.7 million, and R$ 38.2 million in reversal of provisions.
•	Positive effects of the transmission tariff review: R$ 1,033.6 million, mainly due to the investments made in the cycle, and revaluations in the Aneel price bank.
•	Cemig D distributed 4.5% more energy in 3Q24 than in 3Q23.
•	In Cemig D, change of the time limit for 100% recognition of client credit default losses, from 24 to 36 months – to better reflect the profile of losses in practice. This produced a positive effect of R$ 59.4 million.
•	Negative impact on profit of Cemig D from energy losses exceeding the regulatory level in this quarter.
•	Higher effective tax rate: 27.9% in 3Q24, compared to 16.4% in 3Q23, mainly due to the sale of Cemig’s stake in Aliança and to transmission tariff review taxed at higher rates.
•	Lower profit from power trading in 3Q: R$ 82.4 million, due to (i) a negative effect from price differences in submarkets in 3Q24, and (ii) a higher than normal profit in 3Q23, the result of a differentiated strategy that resulted in a higher margin in 2023.

More details of these variations are given below.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	18

Operational revenue

	3Q24	3Q23	Change %
R$ ’000
Revenue from supply of electricity	8,556,096	8,130,020	5.2%
Revenue from use of distribution systems (TUSD charge)	1,337,614	1,125,693	18.8%
CVA and Other financial components in tariff adjustments	357,377	80,237	345.4%
Reimbursement (to consumers) of credits of PIS, Pasep and Cofins taxes – Amounts realized	–	311,748	–100.0%
Transmission – Operation and Maintenance revenue	144,576	95,828	50.9%
Transmission – Construction revenue	112,500	39,394	185.6%
Financial remuneration of transmission contractual assets	40,422	115,693	–65.1%
Generation capital assets reimbursement	21,218	23,867	–11.1%
Distribution construction revenue	1,262,146	1,165,087	8.3%
Adjustment to expectation of cash flow from indemnifiable financial assets of the distribution concession	16,454	49,577	–66.8%
Gain on financial updating of Concession Grant Fee	93,691	85,073	10.1%
Settlements on CCEE	26,651	36195	–26.4%
Retail supply of gas	1,038,057	989,284	4.9%
Fine for continuity indicator shortfall	–29,163	–21,480	35.8%
Other operational revenues	662,540	590,628	12.2%
Taxes and charges reported as deductions from revenue	–3,491,294	–3,390,215	3.0%
Net operational revenue	10,148,885	9,426,629	7.7%

Revenue from supply of electricity

	3Q24			3Q23			Change, %
	MWh	R$ ’000	Average price billed – R$/MWh (1)	MWh	R$ ’000	Average price billed – R$/MWh (1)	MWh	R$ ’000
Residential	3,449,635	3,123,509	905.46	3,163,575	2,698,430	852.97	9.0%	15.8%
Industrial	4,581,216	1,378,843	300.98	4,680,243	1,517,529	324.24	–2.1%	–9.1%
Commercial, services and others	2,847,501	1,577,181	553.88	2,735,654	1,507,626	551.1	4.1%	4.6%
Rural	1,116,959	735,049	658.08	1,009,847	664,428	657.95	10.6%	10.6%
Public authorities	236,535	219,664	928.67	218,980	190,624	870.51	8.0%	15.2%
Public lighting	242,334	141,116	582.32	263,650	120,576	457.33	–8.1%	17.0%
Public services	230,985	183,657	795.1	257,850	203,362	788.68	–10.4%	–9.7%
Subtotal	12,705,165	7,359,019	579.21	12,329,799	6,902,575	559.83	3.0%	6.6%
Own consumption	6,763	–	–	6,783	–	–	–0.3%	–
Retail supply not yet invoiced, net	–	–46,050	–	–	91,649	–	–	–
	12,711,928	7,312,969	579.21	12,336,582	6,994,224	559.83	3.0%	4.6%
Wholesale supply to other concession holders (2)	4,200,330	1,143,909	272.34	4,410,689	1,042,287	236.31	–4.8%	9.7%
Wholesale supply not yet invoiced, net	–	99,218	–	–	93,509	–	–	6.1%
Total	16,912,258	8,556,096	502.97	16,747,271	8,130,020	474.59	1.0%	5.2%

(1)	The calculation of average price does not include revenue from supply not yet billed.
(2)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral’ contracts with other agents.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	19

Consolidated volume of energy sold (GWh): +1.0%

GWh

Energy sold to final consumers

Gross revenue from energy sold to final consumers, at R$ 7,313.0 million in 3Q24, was 4.6% higher than in 3Q23 (R$ 6,994.2 million), mainly reflecting total energy sold 3.0% higher, led by 9.0% higher residential volume (when considering compensated energy from DG).

Wholesale supply

Revenue from wholesale supply in 3Q24 was R$ 1,231 million, compared to R$ 1,135.8 million in 3Q23. The higher figure reflects higher volume settled by Cemig D in the Surpluses/Deficits Compensation Mechanism (MCSD) in 3Q24.

Transmission

	3Q24	3Q23	Change %
TRANSMISSION REVENUE (R$ ’000)
Operation and Maintenance	144,576	95,828	50.9%
Infrastructure Construction / updating / enhancement	112,500	39,394	185.6%
Financial remuneration of transmission contractual assets	40,422	115,693	–65.1%
Total	297,498	250,915	18.6%

Transmission revenue was R$ 46.6 million higher than in 3Q23, mainly on Construction revenue R$ 73.1 million higher, reflecting projects in progress for construction, strengthening and enhancement of the transmission network.

Gas

Gross revenue from supply of gas in 3Q24 totaled R$ 1,038.1 million, compared to R$ 989.3 million in 3Q23. The increase mainly reflects the upward adjustment of gas sale prices made in 3Q24.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	20

Revenue from Use of Distribution Systems – The TUSD charge

	3Q24	3Q23	Change %
TUSD (R$ ’000)
Use of the Electricity Distribution System	1,337,614	1,125,693	18.8%

In 3Q24 revenue from the TUSD – charged to Free Consumers on the distribution of energy to them – was R$ 211.9 million higher than in 3Q23, mainly on 8.6% higher volume of energy transported for Free Clients (the main contributors being the industrial and commercial client categories).

	3Q24	3Q23	Change %
POWER TRANSPORTED – MWh
Industrial	5,696,321	5,332,341	6.8%
Commercial	580,728	492,018	18.0%
Rural	21,035	11,743	79.1%
Public services	167,928	110,869	51.5%
Concession holders	91,045	88,198	3.2%
Total energy transported	6,557,057	6,035,169	8.6%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	21

Operational costs, expenses and other revenues

	3Q24	3Q23	Change %
CONSOLIDATED (R$ ’000)
Electricity bought for resale	4,567,101	3,778,480	20.9%
Charges for use of national grid	804,946	769,491	4.6%
Gas purchased for resale	543,988	527,146	3.2%
Construction cost	1,336,151	1,193,629	11.9%
People	326,125	302,927	7.7%
Employees’ and managers’ profit shares	40,965	43,603	-6.1%
Post-employment liabilities	122,028	168,786	-27.7%
Materials	34,676	28,478	21.8%
Outsourced services	497,493	466,584	6.6%
Depreciation and amortization	345,742	316,693	9.2%
Provisions	92,837	99,522	-6.7%
Impairments (reversal)	1,491	-45,791	-103.3%
Provisions (reversals) for client default	-50,556	43,160	-217.1%
Reversal of provision with related party	-57,835	-	-
Other operating costs and expenses, net	144,903	110,341	31.3%
Total costs and expenses	8,750,055	7,803,049	12.1%
Gain on disposal of investments	-1,616,911	-	-
Gain on purchase	-14,136	-	-
Result of the Transmission Periodic Tariff Review	-1,520,631	-	-
Total other revenues	-3,151,678	-	-
Total	5,598,377	7,803,049	-28.3%

Operational costs and expenses in 3Q24 totaled R$ 5.60 billion, considering the effect of other revenues recorded in 3Q24 (items that reduce expenditure), compared to R$ 7.80 billion in 3Q23. Excluding the effect of other revenues, costs and expenses totaled R$8.75 billion, representing an increase of 12.1%.

The difference reflects: positive items –

(i)	the capital gain of R$ 1.62 billion on the sale of Cemig’ s stake in Aliança Geração, plus reversal of the provision of R$ 57.8 million associated with that sale;
(ii)	effect of R$ 1.52 billion from the Transmission Tariff Review

– and higher costs:

(iii)  cost of electricity purchased for resale R$ 788.6 million higher,

(iiii)  construction cost R$ 142.5 million higher, and

(iiii)  expenditure on charges for use of the national grid R$ 35.5 million higher.

See more details on costs and expenses in the pages below.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	22

Electricity purchased for resale

	3Q24	3Q23	Change %
CONSOLIDATED (R$ ’000)
Electricity acquired in Free Market	1,571,941	1,569,959	0.1%
Electricity acquired in Regulated Market auctions	1,225,278	979,149	25.1%
Distributed generation	838,210	551,037	52.1%
Supply from Itaipu Binacional	318,459	323,440	–1.5%
Physical guarantee quota contracts	213,402	219,039	–2.6%
Individual (‘bilateral’) contracts	124,309	128,695	–3.4%
Proinfa	116,080	127,894	–9.2%
Spot market	434,033	107,621	303.3%
Quotas for Angra I and II nuclear plants	92,407	92,000	0.4%
Credits of PIS, Pasep and Cofins taxes	–367,018	–320,354	14.6%
	4,567,101	3,778,480	20.9%

The consolidated expense on electricity bought for resale in 3Q24 was R$ 4.57 billion, an increase of R$ 788.6 million (20.9%) from 3Q23. This reflects, mainly:

▪	Costs of spot market energy R$ 326.4 million higher, mainly due (i) the higher cost associated with hydrological risk, caused by low hydrology in 2024; and (ii) 37% lower revenue from energy sold, mainly in response to the hour-to-hour spot price variations.
▪	Expenses on energy acquired in the Regulated Market R$ 246.1 million (+25.1%) higher than in 3Q23 – reflecting (i) the annual adjustments to contracts, by the IPCA inflation index, and (ii) entry of new contracts.
▪	The expense on distributed generation was R$ 287.3 million (+52.1%) higher, reflecting (i) the addition of 46,000 distributed generation units – increasing the total number of units to 286,000 in September 2024 (from 240,000 in September 2023), and (ii) a 32.9% YoY increase in the volume of energy injected, from 1,163 GWh in 3Q23 to 1,535 GWh in 3Q24.
▪	The cost of energy acquired in the Free Market (the Company’s highest cost of purchased energy) totaled R$ 1,571.9 million, or R$ 1.9 million (+0.1%) more than in 3Q23.

Note that for Cemig D, purchased energy is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the next tariff adjustment.

	3Q24	3Q23	Change %
Cemig D (R$ ’000)
Supply acquired in auctions on the Regulated Market	1,236,203	1,010,691	22.3%
Distributed generation	838,211	551,036	52.1%
Supply from Itaipu Binacional	318,459	323,440	–1.5%
Physical guarantee quota contracts	217,697	219,654	–0.9%
Individual (‘bilateral’) contracts	124,309	128,695	–3.4%
Proinfa	116,080	127,894	–9.2%
Quotas for Angra I and II nuclear plants	92,407	92,000	0.4%
Spot market – CCEE	350,492	80,826	333.6%
Credits of PIS, Pasep and Cofins taxes	–215,613	–173,189	24.5%
	3,078,245	2,361,047	30.4%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	23

Charges for use of the transmission network and other system charges

Charges for use of the transmission network in 3Q24 were R$ 804.9 million, 4.6% higher than in 3Q23. The higher figure reflects higher contracting of Transmission System Volume (MUST – Montantes de Uso do Sistema de Transmissão) in 3Q24, reflecting the increase in Cemig D’s load; and also an increase in the Tariff for Use of the Transmission System (TUST) in the annual tariff adjustment that came into effect in July.

These are non-manageable costs in the distribution business: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the next tariff adjustment.

Gas purchased for resale

The expense on acquisition of gas in 3Q24 was R$ 544.0 million, or 3.2% higher than in 3Q23. This variation reflects the higher price of gas purchased for resale in 3Q24, but with lower volume.

Outsourced services

Expenditure on outsourced services was R$ 30.9 million higher (+6.6%) than in 3Q23, including higher expenditure on:

•	maintenance of electrical installations and equipment (up R$ 12 million, or +7.6%, YoY);
•	cleaning of power line pathways (up R$ 11.4 million, or +36.2%); and
•	tree pruning (up R$ 6.5 million, or +40.7%)

– higher execution of all of these services was contracted to avoid and/or diminish the duration of outages.

Another service on which the expense was increased is inspection of consumer units – up R$ 6.0 million YoY, or +80.0%, on a higher volume of inspections in the period.

Provisions for client default

In 3Q24 a reversal of R$ 50.6 million was made in provisions for expected client default – compared to new provisions of R$ 43.2 million made in 3Q23. This resulted from the alteration, in August 2024, of the time limit for 100% recognition of past due receivables from 24 to 36 months, to give a more precise reflection of the profile of client default losses in practice. The effect of the change was R$ 90.0 million.

Provisions

Contingency provisions of R$ 92.8 million were posted in 3Q24, compared to R$ 99.5 million in 3Q23.

In 3Q24 there was also a reversal of provisions in the amount of R$ 57.8 million, relating to contingencies under contractual obligations with Aliança Geração entered into before Cemig and Vale S.A. subscribed assets into that company. That contingency ceased to exist with the sale of Cemig’s stake in Aliança.

Post-employment liabilities

The impact of the Company’s post-retirement obligations on operational profit in 3Q24 was an expense of R$ 122.0 million, compared to an expense of R$ 168.8 million in 3Q23. The difference is mainly due to reduction in the number of participants in the Integrated Health Plan (Plano de Saúde Integrado – PSI) due to active employees voluntarily subscribing to the new health plan (the Premium Plan), offered by the Company.

Gain on disposal of investments

A capital gain of R$ 1,616.9 million was recognized, reducing the Other expenses line, on completion of the sale of Cemig’s interest in Aliança Geração, in August 2024.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	24

People

Personnel expenses in 3Q24 totaled R$ 326.1 million, compared to R$ 302.9 million in 3Q23. The main factor in the higher figure was the collective salary increase of 4.14%, in effect from November 2023.

Cost of personnel

R$ million, excluding PDVP (voluntary severance program).

Number of employees – by company

Finance income and expenses

	3Q24	3Q23	Change %
(R$ ’000)
Finance income	262,565	345,678	–24.0%
Finance expenses	–324,110	–560,530	–42.2%
Net finance income (expenses)	–61,545	–214,852	–71.4%

For 3Q24 the Company posted consolidated net financial expenses of R$ 61.5 million, compared to net financial expenses of R$ 214.8 million in 3Q23. Main factors:

▪	R$ 31.7 million difference in inflation correction on credits of PIS, Pasep and Cofins taxes arising from the Court ruling on ICMS tax. (A financial revenue (gain) of R$ 5.3 million was recognized in 3Q24, and a net financial expense of R$ 26.4 million in 3Q23.)
▪	In 3Q24 the US dollar appreciated by 2.0% against the Real, compared to a depreciation of 3.9% in 3Q23, generating a gain of R$ 42.2 million in 3Q24, compared to an expense of R$ 142.5 million in 3Q23.
▪	The fair value of the financial instrument contracted to hedge the Company’s Eurobonds gained R$ 13.3 million in value in 3Q24; and R$ 102 million in 3Q23. This reflects (i) the lower volume of hedge, following partial redemption of the bonds at the end of 2023, and (ii) the proximity of their maturity date.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	25

▪	Monetary updating on the balances of CVA, and Other financial components, in tariff increases: a gain (financial revenue item) of R$ 5.3 million in 3Q24, compared to an expense of R$ 11.0 million in 3Q23. This variation is basically due to the constitution of CVA revenue for the sectoral ESS (System Services Charge), and Reserve Energy Charges (ERR), approved in the tariff adjustment of 2024, while these items were an expense in the tariff adjustment of 2023.

Eurobonds: Effects in the quarter (R$ mil)

	3Q24	3Q23
Effect of FX variation on the debt	42,227	–142,451
Effect on the hedge	13,285	102,428
Net effect in Finance income (expenses)	55,512	–40,023

Equity income (gain/loss in non-consolidated investees)

	3Q24	3Q23	Change R$ ’000
Gain/loss on equity in non-consolidated investees
Taesa	87,359	58,196	29,163
Aliança Geração	–	33,621	–33,621
Paracambi	3,787	3,942	–155
Hidrelétrica Pipoca	1,123	3,006	–1,883
Hidrelétrica Cachoeirão	1,924	2,906	–982
Guanhães Energia	–1,413	2,291	–3,704
Cemig Sim (Equity holdings)	5,354	993	4,361
Belo Monte (Aliança Norte and Amazônia Energia)	–36,477	–34,039	–2,438
Total	61,657	70,916	–9,259

The total gain in equity value of non-consolidated investees in 3Q24 was R$ 9.3 million lower than in 3Q23.

No equity gain is recognized in Aliança Geração, since it was classified, in April 2024, as a non-current asset held for sale. The equity income gain in Aliança Geração in 3Q23 was R$ 33.6 million.

The equity gain in Taesa in 3Q24 was R$ 87.4 million, or R$ 29.2 million more than in 3Q23.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	26

Consolidated Ebitda (IFRS, and Adjusted)

Ebitda is a non-accounting metric, prepared by the Company, reconciled with its consolidated financial statements in accordance with the specifications in CVM Circular SNC/SEP 01/2007 and CVM Resolution 156 of June 23, 2022. It comprises: Net profit adjusted for the effects of: (i) Net financial revenue (expenses), (ii) Depreciation and amortization, and (iii) Income tax and the Social Contribution tax. Ebitda is not a metric recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with metrics with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitute for net profit or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt. In accordance with CVM Instruction 156/2022, the Company adjusts Ebitda to exclude extraordinary items which, by their nature, do not contribute to information on the potential for gross cash flow generation.

Consolidated 3Q24 Ebitda
R$ ’000	Generation	Transmission	Trading	Distribution	Gas	Holding co. and equity interests	Total
Profit (loss) for the period	266,761	1,200,250	95,069	371,721	130,975	1,215,421	3,280,197
Income tax and Social Contribution tax	152,570	487,206	9,103	95,973	63,304	462,267	1,270,423
Net finance income (expenses)	–3,220	–18,255	–3,098	75,596	8,167	2,355	61,545
Depreciation and amortization	78,654	6,357	2	230,097	24,744	5,888	345,742
Ebitda per CVM Resolution 156	494,765	1,675,558	101,076	773,387	227,190	1,685,931	4,957,907
Net profit attributed to non–controlling stockholders	–	–	–	–	–563	–	–563
Gain on disposal of investments	–	–	–	–	–	–1,616,911	–1,616,911
Reversal of provision with related party	–	–	–	–	–	–57,835	–57,835
Result of the Transmission Periodic Tariff Review	–	–1,520,631	–	–	–	–	–1,520,631
Adjusted Ebitda	494,765	154,927	101,076	773,387	226,627	11,185	1,761,967

Consolidated 3Q23 Ebitda
R$ ’000	Generation	Transmission	Trading	Distribution	Gas	Holding co. and equity interests	Total
Profit (loss) for the period	338,718	87,658	177,506	475,927	139,339	18,159	1,237,307
Income tax and Social Contribution tax	93,507	15,687	78,275	54,973	69,265	–69,370	242,337
Net finance income (expenses)	28,977	36,236	–9,523	99,428	–1,205	60,939	214,852
Depreciation and amortization	80,826	–60	4	205,258	23,769	6,896	316,693
Ebitda per CVM Resolution 156	542,028	139,521	246,262	835,586	231,168	16,624	2,011,189
Non-recurring and non-cash effects
Net profit attributed to non-controlling stockholders	–	–	–	–	–599	–	–599
Reversal of impairment of assets – Small Hydro plants held for sale	–45,791	–	–	–	–	–	–45,791
Adjusted Ebitda	496,237	139,521	246,262	835,586	230,569	16,624	1,964,799

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	27

Ebitda of Cemig D

	3Q24	3Q23	Change %
Cemig D Ebitda – R$ ’000
Net profit for the period	371,723	475,927	–21.9%
Income tax and Social Contribution tax	95,972	54,973	74.6%
Net finance income (expenses)	75,596	99,429	–24.0%
Amortization	230,097	205,259	12.1%
Ebitda	773,388	835,588	–7.4%

Cemig D reports 3Q24 Ebitda of R$ 773.4 million, 7.4% lower than in 3Q23.

Main effects in the quarter:

▪	Total energy distributed (excluding distributed generation) was 4.5% higher than in 3Q23 – comprising increases of 0.2% in the captive market and 8.6% in the Free Market. Highlights of growth in the consumer categories were: 6.2% in residential consumption, 5.6% in industrial consumption, and 6.4% in rural consumption – reflecting: (i) high temperatures, (ii) growth in industrial production, and (iii) higher demand for irrigation.
▪	The total cost of outsourced services was R$ 19.4 million higher, in particular (i) cleaning of power line pathways, and tree pruning, to prevent/reduce outages, and (ii) increased inspections of consumer units, to reduce the indicator of energy losses.
▪	Negative effect from total energy losses, which at 10.76% exceeded than the regulatory requirement of 10.57% for the 12-month period.
▪	Lower New Replacement Value (‘VNR’) revenue, of R$ 16.5 million, in 3Q24, vs. R$ 49.6 million in 3Q23.
▪	Reversal of R$ 47.7 million in customer default provisions, compared to new provisions of R$ 41.1 million in 3Q23. This reflects the alteration, in August 2022, of the time limit for 100% recognition of unpaid receivables from 24 to 36 months, to better reflect the profile of losses in practice. The effect of the change was R$ 90.0 million.

We remain focused on the commitment to reduce energy losses to within the regulatory parameters for the full year.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	28

Cemig GT – Ebitda

Cemig GT: 3Q24 Ebitda
R$ ’000	Generation	Transmission	Trading	Equity interests	Total
Profit (loss) for the period	260,501	1,205,338	–5,005	1,168,543	2,629,377
Income tax and Social Contribution tax	152,571	486,563	9,005	472,950	1,121,089
Net finance income (expenses)	–3,220	–18,090	–3,098	–11,968	–36,376
Depreciation and amortization	83,784	1	2	–	83,787
Ebitda per CVM Resolution 156	493,636	1,673,812	904	1,629,525	3,797,877
Gain on disposal of investments	–	–	–	–1,616,911	–1,616,911
Reversal of provision with related parties	–	–	–	–57,835	–57,835
Result of the Transmission Periodic Tariff Review	–	–1,520,631	–	–	–1,520,631
Adjusted EBITDA	493,636	153,181	904	–45,221	602,500

Cemig GT: 3Q23 Ebitda
R$ ’000	Generation	Transmission	Trading	Equity interests	Total
Profit (loss) for the period	340,291	85,786	86,237	–22,300	490,014
Income tax and Social Contribution tax	93,508	15,023	31,259	–27,154	112,636
Net finance income (expenses)	28,977	36,518	–9,524	51,296	107,267
Depreciation and amortization	80,825	–	5	–	80,830
Ebitda per CVM Resolution 156	543,601	137,327	107,977	1,842	790,747
Reversal of impairment of assets – Small Hydro plants held for sale	–45,791	–	–	–	–45,791
Adjusted Ebitda	497,810	137,327	107,977	1,842	744,956

Cemig GT reports 3Q24 Ebitda of R$ 3.8 billion; adjusted Ebitda for the quarter is R$ 602.5 million, compared to R$ 745.0 million in 3Q23. Effects on Ebitda in this YoY comparison:

▪	Sale of the stake in Aliança Geração generated a gain of R$ 1,674.7 million (capital gain of R$ 1,616.9 million, plus reversal of a R$ 57.8 million provision related to a prior contractual obligation to Aliança).
▪	Positive effect of R$ 1,520.6 million from the Transmission Tariff Review, on updating of contractual assets.
▪	Negative effect of differences in the spot price between submarkets: a significant part of the energy bought is in the Northeast and a large proportion of it is traded in other submarkets, generating a surplus in the Northeast, with exposure in other submarkets that had higher spot prices in the quarter.
▪	The volume of energy sold by Cemig GT, excluding settlements on the CCEE, was 11.6% lower, due to transfer of some of the contracts to the Cemig holding company.
▪	Lower equity income (share of gain/loss in non-consolidated investees): R$ 30.4 million in 3Q24, compared to R$ 12.4 million in 3Q23, mainly reflecting that no equity gain is recognized from Aliança Geração in 3Q24, due to its sale. The gain in value of Cemig’s stake in Aliança in 3Q23 was R$ 33.6 million. The negative result in 3Q24 was influenced by a R$ 36.4 million negative value in Belo Monte (which also produced negative equity income, of R$ 34.0 million, in 3Q23)..
▪	In 3Q23 there was reversal of a provision of R$ 45.8 million for potential loss on sale of a group of Small Hydro plants held for sale – following their successful sale at auction.
COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	29

Investments

Cemig has invested a total of R$ 4.04 billion in 9M24, 21.4% more than in 9M23. Of this total, the distribution company, Cemig D, has invested R$ 3.14 billion in these nine months, 33.9% more than in 9M23.

Execution of the largest investment program in Cemig’s history will modernize and improve the reliability of its electricity system, in line with its strategic plan of focusing on Minas Gerais and its core businesses, providing ever-improving service to clients. Investment totaling R$ 35.6 billion is planned for 2024–2028, of which R$ 6.2 billion is to be invested in 2024. Energizing of the photovoltaic solar plants began in June 2024. At the Eduardo Soares (Boa Esperança) solar plant, 100% of the generation units are now in commercial operation. At the Jusante solar plant, 5 of the 7 are in operational testing. The two plants together are expected to be in 100% commercial operation by December 2024 – making a further forceful contribution to our growth in renewable generation sources. They will add 188 MWp to our total generation capacity.

Gasmig has begun works on its Center-West Project, with allocated capex of R$ 780 million, for construction of 300 kilometers of pipeline network.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	30

Debt

CONSOLIDATED (R$ ’000)	Sep. 2024	2023	Change, %
Gross debt	14,134,273	9,831,139	43.8%
Cash and equivalents + Securities	6,752,090	2,311,464	192.1%
Net debt	7,382,183	7,519,675	–1.8%
Debt in foreign currency	2,147,796	1,854,093	15.8%

CEMIG GT – R$ ’000	Sep. 2024	2023	Change, %
Gross debt	3,200,809	2,868,093	11.6%
Cash and equivalents + Securities	3,504,691	937,518	273.8%
Net debt (Net cash)	–303,882	1,930,575	–
Debt in foreign currency	2,147,796	1,854,093	15.8%

CEMIG D (R$ ’000)	Sep. 2024	2023	Change, %
Gross debt	9,951,674	5,887,622	69.0%
Cash and equivalents + Securities	2,631,974	450,748	483.9%
Net debt	7,319,700	5,436,874	34.6%
Debt in foreign currency	–	–	–

Debt amortization timetable

R$ million

In 3Q24, Gasmig amortized debt of R$ 90 million.

In September 2024 Cemig D (Distribution) concluded its 11th debenture issue, for R$ 2.5 billion, characterized as ‘ESG bonds’ – i.e. proceeds to be used for sustainable projects. Offered to the public of qualified investors, it was oversubscribed by a factor of 1.53x.

•	The first series, of R$ 1 billion, is remunerated at the CDI rate + 0.55%, with maturity at seven years.
•	The second, of R$ 1.5 billion, pays IPCA inflation plus 6.5769%, with maturity at 12 years.

This increased the average tenor of Cemig’s consolidated debt by approximately 1 year, to 4.3 years in September 2024.

Leverage (Net debt / Adjusted Ebitda) remains low, at 0.88x.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	31

3Q24
DEBT AMORTIZED – R$ ’000
Gasmig	89,999
Total	89,999

* Debt in USD is protected by a hedge instrument, within an FX band and with interest converted to a percentage of the Brazilian CDI rate.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	32

Covenants – Eurobonds

Last 12 months	Sep. 2024		2023
R$ mn	GT	H	GT	H
Net profit (loss)	4,295	8,008	2,403	5,767
Net financial revenue (expenses)	232	222	96	379
Income tax and Social Contribution tax	1,549	2,198	584	1,084
Depreciation and amortization	338	1,364	329	1,274
Profit (loss) in minority holdings	5	52	–141	–432
Provisions for change in obligations under the put option	58	58	58	58
Non-operational profit (loss) – includes any gains on sales of assets and any writeoffs of value in, or impairment of, assets	–1,901	–1,901	–289	–289
Non-recurring non-monetary expenses and/or charges	–22	–509	–21	–57
Any non-recurring non-monetary credits/gains increasing profit	–1,521	–1,512	–	23
Non-monetary gains related to transmission and/or generation reimbursements	–580	–400	–515	–524
Dividends received in cash from minority investments (as measured in the Cash flow statement)	377	604	363	592
Inflation correction on concession charges	–426	–426	–412	–412
Cash inflows related to concession charges	340	–172	331	331
Cash inflows related to transmission revenue for coverage of cost of capital	875	693	738	747
Adjusted Ebitda	3,619	8,279	3,524	8,541

12 months	Sep. 2024		2023
R$ mn	GT	H	GT	H
Consolidated debt	3,201	14,134	2,868	9,831
Derivative hedge instrument	–500	–500	–368	–368
Debt contracts with Forluz	113	500	138	611
Consolidated cash and cash equivalents and consolidated securities posted as current assets	–3,505	–6,752	–938	–2,311
Adjusted net debt (net cash)	–691	7,382	1,700	7,763

	Sep. 2024		2023
Net debt covenant / Ebitda covenant (1)	–	0.89	0.48	0.91
Limit for: Net debt covenant / Ebitda covenant	2.50	3.00	2.50	3.00
Consolidated debt with asset guarantees	–	–	–	–
(Consolidated debt with guarantees) / (Ebitda covenant)	–	–	–	–
Limit for: (Consolidated debt with guarantees) / (Ebitda covenant)	–	1.75	–	1.75

(1)           In September 2024, Cemig GT’s holding in cash exceeded its debt.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	33

Cemig’s long-term ratings

Cemig’s ratings have improved significantly in recent years, and are currently at their highest ever.

In 2021 the three principal rating agencies upgraded their ratings for Cemig.

In April 2022, Moody’s again upgraded its rating for Cemig, this time by one notch.

In May 2024, Moody’s raised its rating to AA+, and in October Fitch raised its rating to AAA, Cemig’s highest-ever rating – recognizing:

•	consistent results and cash generation,
•	a diversified asset base, and
•	discipline in capital allocation.

This table shows the current ratings:

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	34

ESG – Report on performance

Highlights

▪	Cemig D (Distribution) concluded its 11th debenture issue, comprising ESG debentures, for a total of R$ 2.5 billion, with R$ 1 billion maturing in seven years and R$ 1.5 billion in 12 years. This is the largest value of this type of debenture issued by Cemig, and one of the largest in the country to date. It was offered to qualified investors, and demand totaled R$ 3.067 billion, or 1.53 times the volume offered. The initial offer was of R$ 2 billion, so an additional tranche of R$ 0.5 billion was added.

▪	Cemig has developed a process that expands the use of smart meters by connecting models from several different manufacturers and technologies with a Field Area Network (FAN) structure, now operating.

By 2027, about 1.25 million smart meters will have been installed throughout the state.

Social

▪	Cemig published the 17 proposals approved in the 2024 public call for proposed energy efficiency projects. In the coming months, the Company will allocate R$ 19 million for consumer units to perform the improvements proposed in these projects, with the aim of reducing energy waste. With the conclusion of all the proposals, the company expects a saving of 6 GWh/year.

▪	Cemig has now opened applications for projects to benefit sport, the elderly, and children and adolescents. Cemig has allocated more than R$ 40 million to sports projects since 2019. Around 12% of these funds were allocated to projects that work exclusively with people with disabilities in various types of sport and regions of the state.

▪	Cemig runs a range of programs with the communities living or working around its operations: One is the Vamos Project, which aims to raise awareness about dam safety, and integrate Dam Emergency Action Plans (‘PAEs’) with the Population Mobilization Contingency Plans (‘PlanCons’) of Municipalities, to be used in the event of emergencies.

Governance

▪	Cemig approved its new Top Risks Matrix for 2024-2025: this strategic corporate risk management tool enables accurate assessments of the probabilities of adverse events and their impacts on the business.

Cemig in the main sustainability indices

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	35

Indicators

Climate change and renewable energy	1Q24	2Q24	3Q24
Indicators
% of generation from renewable sources	100%	100%	100%
Consumption of electricity per employee (MWh)	2.26	2.11	1.89
Consumption of renewable fuels (GJ)	35,620	153,415	268,577
Consumption of non-renewable fuels (GJ)	851,121	768,881	760,135
Index of energy losses in the national grid (Cemig GT)(%)	2.51	2.44	2.05
I–REC (renewable-source) certificates sold	1,627,823	333,159	46,371
Cemig renewable-source RECs sold	1,667,149	322,211	123,265
Number of smart meters installed	30,179	25,574	1,719

Environmental impact and protection

Number of transformers refurbished	233	–	–
Percentage of waste sent for reuse	98.00%	98.99	99.78

Water resources
Water consumption (m³)	46,609.12	47,688.95	41,638.84
Surface Water Monitoring Management Indicator (%)	100	100	100

Sustainable social development

Allocations to the Children’s and Adolescents’ Fund (FIA) (R$)	814,970	874,932	–
Allocated to the Fund for the Aged (R$)	814,970	874,932	–
Allocated via the Sports Incentive Law (R$)	1,629,939.79	1,749,865	6,627,030
Allocated to culture (R$)	19,997,993	24,040,837	61,447,720
Number of homes connected via the Energia Legal Program	3,714	4,138	5,845

Health and safety
Accident frequency rate (employees + outsourced)	3.46	3.78	3.2
Number of fatal or non-fatal accidents involving the public	20	42	53

Transparency
% of shares held by members of Boards	0.01	–	–
Number of independent members of the Board of Directors	10	8	10

Ethics and Integrity
Total accusations received	136	182	305
Total completed cases ruled valid or partially valid	47	19	21

Diversity and equity
Number of registered employees	4,893	5,013	4,937
‘White’ employees, %	57.1%	56.1%	55.3%
African-Brazilian employees, %	38.3%	39.4%	40.2%
Mixed-race employees, %	0.5%	0.4%	0.5%
Indigenous-origin employees, %	0.1%	0.1%	0.1%
Employees not declaring race, %	4.1%	3.9%	3.9%
Women in Cemig workforce, %	14.1%	14.2%	14.0%
Women in leadership positions: %	19.7%	19.5%	19.8%
African-Brazilians in leadership positions, %	17.2%	18.0%	17.8%
Employees below age 30, %	5.7%	7.5%	7.4%
Employees aged 30 to 50, %	60.6%	60.7%	61.8%
Employees aged over 50, %	33.6%	31.7%	30.8%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	36

Performance of Cemig’s shares

Security	Sep. 2024	2023	Change, %
Prices (2)
CMIG4 (PN) at the close (R$/share)	11.40	7.95	43.31%
CMIG3 (ON) at the close (R$/share)	14.58	10.67	36.68%
CIG (ADR for PN shares), at close (US$/share)	2.06	1.60	28.95%
CIG.C (ADR for ON shares) at close (US$/share)	2.63	3.12	–15.75%
XCMIG (Cemig PN shares on Latibex), close (€/share)	1.89	1.88	0.53%
Average daily trading
CMIG4 (PN) (R$ mn)	140.00	131.35	6.59%
CMIG3 (ON) (R$ mn)	4.07	7.82	–47.95%
CIG (ADR for PN shares) (US$ mn)	4.47	8.98	–50.22%
CIG.C (ADR for ON shares) (US$ mn)	0.41	0.17	141.18%
Indices
IEE	89,817	94,957	–5.41%
IBOV	131,816	134,185	–1.77%
DJIA	42,157	37,689	11.85%
Indicators
Market valuation at end of period, R$ mn	35,652	27,948	27.57%
Enterprise value (EV), R$ mn (1)	44,383	35,892	23.66%
Dividend yield of CMIG4 (PN) (%) (3)	14.00	11.24	2.76 pp
Dividend yield of CMIG3 (ON) (%) (3)	10.94	8.53	2.41 pp

(1) EV = Market valuation [= R$/share x number of shares] + consolidated Net debt.
(2) Share prices adjusted for corporate action payments, including dividends.
(3) (Dividends distributed in last 4 quarters) / (Share price at end of the period).

Cemig’s shares, by volume (aggregate of common (ON) and preferred (PN) shares), were the fourth most liquid in Brazil’s electricity sector, and among the most traded in the Brazilian equity market.

On the NYSE, trading volume in the ADRs for Cemig’s preferred shares (CIG) in 9M24 was US$837.6 million – reflecting investors’ continued recognition of Cemig as a global investment option.

In São Paulo, the benchmark Ibovespa index of the B3 Stock Exchange fell 1.77%, while Cemig’s PN (preferred) shares rose 43.31% and its ON shares rose 36.68%. These were the highest rises of any Brazilian power sector stock in the period.

In New York the ADRs for Cemig’s preferred shares rose 28.95% in the period, and the ADRs for the common shares fell 15.75%.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	37

Cemig generation plants

Plant	Company	Cemig power (MW)	Cemig physical guarantee (MW)	End of concession	Type	Cemig interest

Emborcação	Cemig GT	1,192	475	May 2027	Hydroelectric	100.00%
Nova Ponte	Cemig GT	510	257	Aug. 2027	Hydroelectric	100.00%
Três Marias	Cemig GT	396	227	Jan. 2053	Hydroelectric	100.00%
Irapé	Cemig GT	399	198	Sep. 2037	Hydroelectric	100.00%
Salto Grande	Cemig GT	102	74	Jan. 2053	Hydroelectric	100.00%
Sá Carvalho	Sá Carvalho	78	54	Aug. 2026	Hydroelectric	100.00%
Rosal	Rosal Energia	55	28	Dec. 2035	Hydroelectric	100.00%
Itutinga	Cemig Geração Itutinga	52	27	Jan. 2053	Hydroelectric	100.00%
Camargos	Cemig Ger. Camargos	46	22	Jan. 2053	Hydroelectric	100.00%
Volta do Rio	Cemig GT	42	18	Dec. 2031	Wind	100.00%
Poço Fundo	Cemig GT	30	17	May 2052	Small Hydro	100.00%
Pai Joaquim	Cemig PCH	23	14	Oct. 2033	Small Hydro	100.00%
Piau	Cemig Ger. Sul	18	14	Jan. 2053	Hydroelectric	100.00%
Praias do Parajuru	Cemig GT	29	8	Sep. 2032	Wind plant	100.00%
Gafanhoto	Cemig Ger. Oeste	14	7	Jan. 2053	Hydroelectric	100.00%
Peti	Cemig Ger. Leste	9	6	Jan. 2053	Hydroelectric	100.00%
Joasal	Cemig Ger. Sul	8	5	Jan. 2053	Hydroelectric	100.00%
Queimado	Cemig GT	87	53	July 2034	Hydroelectric	82.50%
Belo Monte	Norte	1,313	534	Jul. 2046	Hydroelectric	11.69%
Paracambi	Paracambi Energética	12	10	Jan. 2034	Small Hydro	49.00%
Cachoeirão	Hidrelétrica Cachoeirão	13	8	Sep. 2033	Small Hydro	49.00%
Pipoca	Hidrelétrica Pipoca	10	6	Dec. 2034	Small Hydro	49.00%
(Eduardo Soares) – Boa Esperança	UFV Boa Esperança	85	–	Aug. 2057	Solar	100.00%
Others		84	41
Subtotal		4,607	2,103
Cemig Sim (MWp)	Via equity interests	29	–		Solar	49.00%
Cemig Sim (MWp)	Owned	36	–		Solar	100.00%
Total		4,672	2,103

Expansion of solar generation

Project	Company	Installed capacity (MWac)	Capacity (MWp)	Planned operational startup date
Três Marias Jusante Solar plant	Cemig GT	70.0	88.0	Dec. 2024
Ouro Solar Project	Cemig SIM	40.5	57.5	Oct. 2024 – Jan. 2025
Bloco Azul project	Cemig SIM	23.0	32.6	Oct. 2024 – Jun. 2025
Solar do Cerrado Project	Cemig SIM	50.0	70.0	Jun.–Nov. 2025
Total		183.5	248.1

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	38

RAP: July 2024–June 2025 cycle

The RAP of Cemig GT, including the Adjustment Component, received an increase of 18.8% as from July 2024, reflecting:

(i)  inflation in the period;

(ii)  strengthening and enhancements of the network; and

(iii)        flow from reprofiling of the National Grid Financial Component.

ANEEL RATIFYING RESOLUTION (ReH) 3348/2024 (2024–2025 cycle)
R$ ’000	RAP	Adjustment component	Total	Expiration
Cemig	1,243,011	115,284	1,358,295
Cemig GT	1,161,990	117,855	1,279,845	Dec. 2042
Cemig Itajubá	43,096	–1,524	41,572	Oct. 2030
Centroeste	26,008	–1,284	24,724	Mar. 2035
Sete Lagoas	11,917	237	12,154	Jun. 2041
Taesa (Cemig stake: 21.68%)	625,278	–32,793	592,485
TOTAL RAP			1,950,780

REIMBURSEMENT FOR NATIONAL GRID ASSETS*
R$ ’000 – by cycle	2020 –2021	2021 –2022	2022 –2023	2023 –2024	2024 –2025 (1)	From 2025–2026 to 2027–2028	From 2028–2029 to 2032–2033
Economic	144,547	144,547	144,547	144,375	21,662	83,019	26,039
Financial	332,489	88,662	129,953	275,556	275,556	275,556	–
TOTAL	477,036	233,209	274,500	419,931	297,218	358,575	26,039

* The figures for indemnity of National Grid components are included in the RAP of Cemig (first table).

(1) 2024–2025 includes the Adjustment Component for postponement of the 2023 Review.

Cemig currently has state environmental (REA) approval for additional large-scale strengthening and enhancement works, with total capex of R$ 885 million, and for investments of R$ 220 million related to Lot 1 of Auction 02/2022 (with completion of works planned for 2028).

Planned operational startup date	Capex (R$ ’000)	RAP (R$ ’000)
2024	233,722	35,176
2025	301,424	49,239
2026	257,702	41,480
2027	91,850	15,221
2028	219,615	3,721
Total	1,104,313	144,837

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	39

Regulatory Transmission revenue

Regulatory Transmission revenue – 3Q24
R$ ’000	GT	Centroeste	Sete Lagoas
REVENUE	441,332	6,320	2,757
Transmission operations revenue	441,332	6,320	2,757
Taxes on revenue	–39,208	–220	–254
PIS and Pasep taxes	–6,993	–39	–45
Cofins tax	–32,214	–181	–209
ISS tax	-1	–	–
Sector charges	–87,471	–240	–100
Research and Development (R&D)	–3,141	–59	–24
Global Reversion Reserve (RGR)	–	–158	–65
Energy Development Account (CDE)	–67,630	–	–
Electricity Services Inspection Charge (TFSEE)	–1,320	–23	–11
Other charges	–15,380	–	–
Net revenue	314,653	5,860	2,403

Complementary information

Cemig D

MARKET OF CEMIG D (GWh)
QUARTER	CAPTIVE	TUSD – ENERGY (1)	E.T.D(2)	TUSD – DEMAND (3)
1Q22	5,738	5,397	11,136	36.2
2Q22	6,050	5,853	11,904	36.7
3Q22	5,942	5,790	11,733	34.7
4Q22	6,047	5,755	11,802	40.5
1Q23	5,723	5,566	11,289	38
2Q23	5,949	6,058	12,007	38.5
3Q23	5,812	6,028	11,840	39.2
4Q23	6,376	6,068	12,445	39.9
1Q24	5,930	6,097	12,027	40.4
2Q24	5,924	6,301	12,225	42.4
3Q24	5,821	6,557	12,378	43.6

(1) This refers to the ‘energy’ portion for calculation of the regulatory charges to Free Clients (‘Portion A’).

(2) Total energy distributed.

(3) Sum of TUSD billed, according to demand contracted (‘Portion B’)

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	40

Cemig D	3Q24	2Q24	3Q23	Change %	Change %
Operational revenue (R$ mn)				3Q – 2Q	3Q – 3Q
Supply of electricity	6,021	5,882	5,490	2.4%	9.7%
Reimbursement (to consumers) of PIS/Pasep/Cofins tax credits	0	190	312	–100.0%	–100.0%
TUSD	1,344	1,261	1,134	6.6%	18.5%
CVA and Other financial components in tariff adjustments	357	–57	80	–	346.3%
Construction revenue	1,151	1,079	1,030	6.7%	11.7%
Adjustment to expectation of cash flow from reimbursable concession financial assets (New Replacement Value (VNR))	16	22	50	–27.3%	–68.0%
Others	609	673	532	–9.5%	14.5%
Subtotal	9,498	9,050	8,628	5.0%	10.1%
Deductions	2,740	2,723	2,633	0.6%	4.1%
Net revenue	6,758	6,327	5,995	6.8%	12.7%

Cemig D	3Q24	2Q24	3Q23	Change %	Change %
Operational expenses (R$ mn)				3Q – 2Q	3Q – 3Q
People	223	283	204	–21.2%	9.3%
Employee profit shares	24	29	27	–17.2%	–11.1%
Post-employment obligations	81	64	112	26.6%	–27.7%
Materials	26	26	21	0.0%	23.8%
Outsourced services	409	425	390	–3.8%	4.9%
Amortization	231	224	205	3.1%	12.7%
Provisions	22	–379	117	–105.8%	–81.2%
Charges for use of the national grid	869	850	809	2.2%	7.4%
Electricity purchased for resale	3,078	2,545	2,361	20.9%	30.4%
Construction cost	1,151	1,079	1,030	6.7%	11.7%
Other expenses	101	76	88	32.9%	14.8%
Total	6,215	5,222	5,364	19.0%	15.9%

Cemig D	3Q24	2Q24	3Q23	Change %	Change %
Profit and loss accounts				3Q – 2Q	3Q – 3Q
Net revenue	6,758	6,327	5,995	6.8%	12.7%
Operational expenses	6,215	5,222	5,364	19.0%	15.9%
Operational profit	543	1,105	631	–50.9%	–13.9%
EBITDA	773	1,329	836	–41.8%	–7.5%
Net finance income (expenses)	–75	306	–99	–124.5%	–24.2%
Provision for income tax, Social Contribution and deferred income tax	–96	–350	–55	–72.6%	74.5%
Net profit	372	1,060	476	–64.9%	–21.8%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	41

Cemig GT

Cemig GT – Operational revenue	3Q24	2Q24	3Q23	Change %	Change %
(R$ mn)				3Q – 2Q	3Q – 3Q
Sales to final consumers	899	777	979	15.7%	–8.2%
Wholesale supply	501	409	548	22.5%	–8.6%
Charges for Use of the Transmission Network	198	177	198	11.9%	0.0%
Gain on financial updating of Concession grant fee	94	107	85	–12.1%	10.6%
Transactions in electricity on CCEE	–2	2	0	–200.0%	-
Construction revenue	118	100	36	18.0%	227.8%
Financial remuneration of transmission contractual assets	111	136	114	–18.4%	–2.6%
Generation capital reimbursement	21	21	24	0.0%	–12.5%
Others	31	33	26	–6.1%	19.2%
Subtotal	1,971	1,762	2,010	11.9%	–1.9%
Deductions	378	345	389	9.6%	–2.8%
Net revenue	1,593	1,417	1,621	12.4%	–1.7%

Cemig GT - Costs, expenses and other revenues	3Q24	2Q24	3Q23	Change %	Change %
CONSOLIDATED (R$ ’000)				3Q-2Q	3Q-3Q
People	78	99	77	-21.2%	1.3%
Employees’ and managers’ profit shares	9	11	10	-18.2%	-10.0%
Post-employment liabilities	25	20	36	25.0%	-30.6%
Materials	7	6	6	16.7%	16.7%
Outsourced services	63	62	60	1.6%	5.0%
Depreciation and amortization	84	84	81	0.0%	3.7%
Provisions	7	-18	12	-138.9%	-41.7%
Provisions (reversals) for client default	2	2	1	0.0%	-
Loss on other credits	-	16	-	-	-
Charges for use of national grid	73	73	70	0.0%	4.3%
Electricity bought for resale	587	390	574	50.5%	2.3%
Construction cost	74	73	27	1.4%	174.1%
Impairments (reversal)	2	4	-46	-50.0%	-
Reversal of provision with related party	-58	-	-	0.0%	0.0%
Other expenses	33	22	15	50.0%	120.0%
Total costs and expenses	986	844	923	16.8%	6.8%
Gain on disposal of investments	-1,617	-	-	-	-
Result of the Transmission Periodic Tariff Review	-1,521	-	-	-	-
Total other revenues	-3,138	-	-	-	-
Total	-2,152	844	923	-355.0%	-333.2%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	42

Cemig GT – Income statements	3Q24	2Q24	3Q23	Change %	Change %
(R$ mn)				3Q – 2Q	3Q – 3Q
Net revenue	1,593	1,417	1,621	12.4%	-1.7%
Costs, expenses and other revenues	-2,152	844	923	-355.0	-333.2%
Operational profit	3,745	573	698	553.6%	436.5%
Share of gain (loss) in non–consolidated investees	-30	-16	12	87.5%	–350.0%
EBITDA	3,798	641	791	492.5%	380.2%
Net finance income (expenses)	37	-190	-107	-119.5%	-134.6%
Provision for income tax, Social Contribution, and deferred income tax	-1,121	-40	-113	2702.5%	892.0%
Net profit	2,629	328	490	701.5%	436.5%

Cemig, Consolidated

Revenue from supply of electricity	3Q24	2Q24	3Q23	Change	Change
(GWh)				3Q – 2Q	3Q – 3Q
Residential	3,450	3,151	3,164	9.5%	9.0%
Industrial	4,581	4,368	4,680	4.9%	–2.1%
Commercial	2,848	2,447	2,736	16.4%	4.1%
Rural	1,117	780	1,010	43.2%	10.6%
Other	709	699	739	1.4%	–4.1%
Subtotal	12,705	11,445	12,329	11.0%	3.0%
Own consumption	7	7	7	0.0%	0.0%
Wholesale supply to other concession holders	4,200	3,953	4,411	6.2%	–4.8%
TOTAL	16,912	15,405	16,747	9.8%	1.0%

Consolidated – Revenue from supply of electricity	3Q24	2Q24	3Q23	Change	Change
(R$ mn)				3Q – 2Q	3Q – 3Q
Residential	3,124	3,067	2,698	1.9%	15.8%
Industrial	1,379	1,327	1,518	3.9%	–9.2%
Commercial	1,577	1,610	1,508	–2.0%	4.6%
Rural	735	600	664	22.5%	10.7%
Other	544	538	514	1.1%	5.8%
Subtotal	7,359	7,142	6,902	3.0%	6.6%
Retail supply not yet invoiced, net	-46	68	92	–	–
Wholesale supply to other concession holders	1,243	934	1,136	33.1%	9.4%
TOTAL	8,556	8,144	8,130	5.1%	5.2%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	43

Consolidated – Net revenue	3Q24	2Q24	3Q23	Change	Change
(R$ mn)				3Q – 2Q	3Q – 3Q
Sales to final consumers	7,313	7,210	6,994	1.4%	4.6%
Wholesale supply	1,243	934	1,136	33.1%	9.4%
TUSD	1,338	1,252	1,126	6.9%	18.8%
CVA and Other financial components in tariff adjustments	357	–57	80	–	346.3%
Reimbursement to consumers of PIS, Pasep, Cofins tax credits	0	190	312	–100.0%	–100.0%
Transmission revenue	145	80	96	81.3%	51.0%
Financial remuneration of transmission contract	40	134	116	–70.1%	–65.5%
Transactions in electricity on CCEE	27	14	36	92.9%	–25.0%
Supply of gas	1,038	972	989	6.8%	5.0%
Construction revenue	1,375	1,259	1,204	9.2%	14.2%
Others	764	876	728	–12.8%	4.9%
Subtotal	13,640	12,864	12,817	6.0%	6.4%
Taxes and charges reported as deductions from revenue	3,491	3,428	3,390	1.8%	3.0%
Net revenue	10,149	9,436	9,427	7.6%	7.7%

Costs, expenses and other revenues	3Q24	2Q24	3Q23	Change %	Change %
CONSOLIDATED (R$ ’000)				3Q-2Q	3Q-3Q
People	326	417	303	-21.8%	7.6%
Employees’ and managers’ profit shares	41	43	44	-4.7%	-6.8%
Post-employment liabilities	122	98	169	24.5%	-27.8%
Materials	35	34	28	2.9%	25.0%
Outsourced services	497	508	467	-2.2%	6.4%
Depreciation and amortization	346	338	317	2.4%	9.1%
Provisions	93	-430	100	-	-
Impairments (reversal)	1	4	-46	-75.0%	-
Charges for use of national grid	805	817	769	-1.5%	4.7%
Electricity bought for resale	4,567	3,693	3,778	23.7%	20.9%
Gas purchased for resale	544	509	527	6.9%	3.2%
Construction cost	1,336	1,227	1,194	8.9%	11.9%
Provisions (reversals) for client default	-51	77	43	-166.2%	-218.6%
Reversal of provision with related party	-58	-	-	-	-
Other expenses	146	107	110	36.4%	32.7%
Total costs and expenses	8,750	7,442	7,803	17.6%	12.1%
Gain on disposal of investments	-1,617	-	-	-	-
Gain on purchase	-14	-	-	-	-
Result of the Transmission Periodic Tariff Review	-1,521	-	-	-	-
Total other revenues	-3,152	-	-	-	-
Total	5,598	7,442	7,803	-24.8%	-28.3%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	44

Finance income (expenses) – Consolidated	3Q24	2Q24	3Q23	Change	Change
(R$ mn)				3Q – 2Q	3Q – 3Q
Financial revenues
Income from cash investments	105	117	121	-10.3%	-13.2%
Late fees on sale of electricity	72	74	67	-2.7%	7.5%
Inflation adjustment – CVA	5	–	–	–	–
Monetary updating on Court escrow deposits	18	15	23	20.0%	–21.7%
Pasep and Cofins taxes charged on financial revenues	-49	-49	-49	–	–
Gains on financial instruments – Swap	13	70	102	-81.4%	-87.3%
Foreign exchange variations – Loans and debentures	42	–	–	–	–
Reimbursement of credits of PIS, Pasep and Cofins taxes charged on amounts of ICMS tax	5	406	–	–98.8%	–
Updating of Corporate income tax credit on PAT	1	50	–	–98.0%	–
Others	51	42	82	21.4%	-37.8%
	263	725	346	-63.7%	-24.0%
Finance expenses
Borrowing cost – Loans and debentures	237	241	280	-1.7%	-15.4%
FX variations – Loans and debentures	–	214	–	–	–
Monetary updating – loans and debentures	40	53	27	-24.5%	48.1%
Updating on PIS, Pasep and Cofins tax repayments	–	–	26	–	_–
Others	48	99	228	-51.5%	-78.9%
	325	607	561	-46.5%	-42.1%
Net finance income (expenses)	–62	118	–215	-152.5%	-71.2%

Consolidated profit and loss account	3Q24	2Q24	3Q23	Change	Change
(R$ mn)				3Q – 2Q	3Q – 3Q
Net revenue	10,149	9,436	9,427	7.6%	7.7%
Costs, expenses and other revenues	5,598	7,442	7,803	-24.8%	-28.3%
Operational profit	4,451	1,994	1,624	128.2%	180.2%
Share of gain (loss) in non-consolidated investees	62	39	71	59.0%	-12.7%
EBITDA	4,958	2,371	2,011	109.1%	146.5%
Net finance income (expense)	-62	118	-215	–152.5%	-71.2%
Provision for income tax, Soc. Contr., and deferred income tax	-1,270	-462	-242	174.9%	424.8%
Net profit	3,280	1,689	1,237	94.2%	165.2%
Recurring net profit: reconciliation
R$ mn	3Q24	3Q23
Net profit – R$ mn	3,280	1,237
FX exposure – Eurobond hedge	-37	26
Gain on disposal of investments	-1,083	–
Reversal of provision with related party	–38	–
Result of the Transmission Periodic Tariff Review	-1,004	–
Reversal of impairment of assets – Small Hydro plants held for sale	–	(30)
Recurring net profit	1,118	1,233

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	45

Cash flow statement	Sep. 2024	Sep. 2023
(R$ mn)
Cash at start of period	1,537	1,441
Cash from operations	4,638	4,724
Net profit	6,122	3,881
Recoverable taxes	332	869
Depreciation and amortization	1,012	923
CVA and Other financial components in tariff adjustments	–376	64
Share of gain (loss) in non–consolidated investees	–191	–293
Adjustment of expectation of cash flow from financial and concession contract assets	–782	–957
Effects of Periodic Tariff Review of RAP	–1,676	–
Interest and inflation adjustment	205	523
Provisions for client default	103	72
Provisions for contingencies	–242	277
Current and deferred income tax and Social Contribution tax	2,082	968
Reimbursement (to consumers) of credits of PIS, Pasep and Cofins taxes – Amounts realized	–513	–1,569
Reversal of amounts to be returned to consumers	–411	–
Gain on disposal of investments	–1,617	–30
Gain on sale of property, plant and equipment	–43	-
Dividends and Interest on Equity received	291	279
Interest paid on loans and debentures	–558	–521
Change in fair value of derivatives – Swap and options	–125	60
FX variation on loans	231	–159
Post-employment liabilities	366	447
Other	428	–110
Investment activity	–3,200	–4,113
Cash investments	–2,288	109
Sale of investments	2,737	–
Investees: acquisition of holdings, cash injections	–16	–37
Reduction of share capital in investee	48	30
Settlement of put option	–	–780
Disposal of fixed assets	101	-
PP&E, Intangible; Other / gas distribution infrastructure	–3,782	–3,435
Financing activities	686	304
Leasing liabilities paid	–54	–52
Dividends and Interest on Equity paid	–2,977	–912
Loans and debentures paid	–666	–720
Loans obtained	4,383	1,988
Total cash available	3,661	2,356

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	46

Statement of financial position – ASSETS	Sep. 2024	Dec. 2023
(R$ mn)
CURRENT
Cash and cash equivalents	3,661	1,537
Securities	2,960	774
Consumers, Traders, concession holders (power transport)	5,212	5,434
Concession financial and sector assets	1,026	814
Contractual assets	1,129	850
Recoverable taxes	626	635
Income and Social Contribution taxes recoverable	2	411
Derivative financial instruments	500	368
Dividends receivable	45	50
Public Lighting Contribution	269	261
Other assets	803	676
Assets classified as held for sale	39	58
TOTAL, CURRENT	16,272	11,868
NON-CURRENT
Securities	131	–
Consumers, Traders, concession holders (power transport)	227	43
Recoverable taxes	1,404	1,319
Income and Social Contribution taxes recoverable	602	445
Deferred income tax and Social Contribution tax	2,685	3,045
Escrow deposits in litigation	1,276	1,243
Accounts receivable from Minas Gerais State	43	13
Concession financial and sector assets	6,506	5,726
Contractual assets	10,172	7,676
Investments	3,368	4,632
Property, plant and equipment	3,591	3,256
Intangible	16,204	15,249
Right of use	379	398
Other assets	147	87
TOTAL, NON-CURRENT	46,735	43,132

TOTAL ASSETS	63,007	55,000

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	47

Statement of financial position – LIABILITIES	Sep. 2024	Dec. 2023
(R$ mn)
CURRENT
Suppliers	3,160	3,017
Regulatory charges	357	487
Employees’ and managers’ profit shares	126	165
Taxes	606	644
Income tax and Social Contribution tax	800	111
Interest on Equity, and dividends, payable	2,659	2,924
Loans and debentures	4,795	2,630
Payroll and related charges	307	239
Public Lighting Contribution	436	425
Post-employment liabilities	227	329
Accounts payable for energy generated by consumers	1,145	705
Amounts to be returned to consumers	516	854
Leasing liabilities	75	79
Other liabilities	389	484
TOTAL, CURRENT	15,598	13,093

NON-CURRENT
Regulatory charges	204	90
Loans and debentures	9,339	7,201
Taxes	489	362
Deferred income tax and Social Contribution tax	1,651	1,112
Provisions	1,767	2,200
Post-employment liabilities	5,217	5,088
Amounts to be returned to consumers	170	664
Leasing liabilities	344	354
Other liabilities	164	180
TOTAL, NON-CURRENT	19,345	17,251
TOTAL LIABILITIES	34,943	30,344

STOCKHOLDERS’ EQUITY
Share capital	14,309	11,007
Capital reserves	393	2,250
Profit reserves	10,175	13,041
Equity valuation adjustments	–1,665	1,648
Retained earnings	4,847	–
ATTRIBUTABLE TO CONTROLLING STOCKHOLDERS	28,059	24,650
ATTRIBUTABLE TO NON-CONTROLLING STOCKHOLDER	5	6
STOCKHOLDERS’ EQUITY	28,064	24,656
TOTAL LIABILITIES AND EQUITY	63,007	55,000

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	48

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that events or results will occur as referred to in these expectations.

These expectations are based on present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under our control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include: Cemig’s business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, our results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our staff nor any party related to any of them or their representatives shall have any responsibility for any losses that may arise as a result of use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) – and in the 20–F Form filed with the U.S. Securities and Exchange Commission (SEC).

•	Financial amounts are in R$ million (R$ mn) unless otherwise stated.
•	Financial data reflect the adoption of IFRS.

OUR ENERGY
TRANSFORMS
INVESTOR RELATIONS
+55 31 3506–5024 |
ri@cemig.com.br
WWW.RI.CEMIG.COM.BR

3.	Notice to the Market dated November 13, 2024 – Cemig announces Vice President of Finances and Investor Relations

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

NOTICE TO THE MARKET

Cemig announces Vice Presidente of Finances and Investor Relations

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig” or “Company”), a publicly-held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, hereby informs the Brazilian Securities and Exchange Commission (CVM), B3 S.A.- Brasil, Bolsa, Balcão (“B3”), and the market in general, that the Company’s Board of Directors elected Ms. Andrea Marques de Almeida as Vice President of Finance and Investor Relations, with her term of office beginning on December 02, 2024.

Ms. Andrea has significant executive experience, including abroad, across all financial functions, with more than 20 years in leadership positions at companies across various segments, mainly at Vale S.A. In the last few years, she served as Vice President of Finance and Strategy at Santander Brazil and Executive Director of Finances and Investor Relations at Petrobras.

The Board of Directors members recognize and thank Mr. Leonardo George de Magalhães for his outstanding performance as Vice President of Finance and Investor Relations, a role he will hold until December 01, 2024. Mr. Leonardo was essential in the process of restoring the Company’s economic and financial capacity and strength, achieving, among other things, the lowest leverage ratios. They also emphasize his steadfast leadership, consistently ensuring and upholding the Company’s financial and capital discipline.

Belo Horizonte, November 13, 2024.

Leonardo George de Magalhães

Vice President of Finance and Investor Relations

Reynaldo Passanezi Filho

Chair

4.	Notice to the Market dated December 5, 2024 – CEMIG holds auction for the sale of four power plants

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 06.981.176/0001-58

Company Registry (NIRE): 31300020550

NOTICE TO THE MARKET

CEMIG holds auction for the sale of four power plants

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly-held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“CEMIG GT”), a publicly-held company and a wholly-owned subsidiary of CEMIG, hereby inform the Brazilian Securities and Exchange Commission – CVM, B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general, further to the Notice to the Market disclosed on September 23, 2024, that it held, today, a public auction on B3, whose purpose is the onerous transfer of the Machado Mineiro, Sinceridade, Martins, and Marmelos power plants.

The winning bid was submitted by Âmbar Hidroenergia LTDA in the amount of R$52 million, representing a premium of 78.8% over the minimum price of R$29.1 million. The next stages will follow the schedule of the published Bid Notice, with the signing of the Agreement for the Purchase and Sale of Assets and approval from the Brazilian Electricity Regulatory Agency (ANEEL) and the Brazilian Antitrust Authority (CADE).

The aforementioned sale is in line with the guidelines of CEMIG’s Strategic Planning that recommends optimizing the portfolio and bettering capital allocation.

CEMIG and CEMIG GT reaffirm their commitment to keeping shareholders, the market in general, and other stakeholders duly and timely informed about this matter, under the rules issued by the CVM and legislation in force.

Belo Horizonte, December 05, 2024.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

5.	Notice to the Market dated December 5, 2024 – Payment of Bonds

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 06.981.176/0001-58

Company Registry (NIRE): 31300020550

NOTICE TO THE MARKET

Payment of Bonds

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig” or “Company”), a publicly-held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. – CEMIG-GT, a category “B” publicly-held company and a wholly-owned subsidiary of Cemig (“Cemig GT”), hereby inform the Brazilian Securities and Exchange Commission (CVM), B3 S.A.- Brasil, Bolsa, Balcão (“B3”), and the market in general about the settlement, on this date, of the debt instruments issued in the foreign market (“Eurobonds”), by Cemig GT, according to their maturity. The net impact in the Company’s cash will be R$1.866 billion, considering the payment of R$2.309 billion (US$381 million at the exchange rate of R$6.0585), net of the Hedge impact of R$443 million.

Such payment refers to the issue of Eurobonds by Cemig GT, between late 2017 and mid-2018, totaling US$1.5 billion, with a maturity of seven years, semi-annual interest payment, and principal payment in December 2024. Aiming to protect against foreign exchange variation, Cemig GT contracted a hedge transaction through a combination of derivative operations. To take targeted actions for the prudent management of its liabilities and reduce foreign currency exposure risks, the Company started a process of partial buybacks between 2021 and 2023, totaling US$1.119 million.

This settlement reinforces the Company’s commitment to responsible financial management and the fulfillment of its obligations to creditors, contributing to the maintenance of its financial soundness and credibility in the market.

The Company will remain available to provide any clarifications through its Investor Relations department.

Belo Horizonte, December 05, 2024.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

6.	Material Fact dated December 12, 2024 – Cemig discloses investment plan for the 2025-2029 period

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

MATERIAL FACT

Cemig discloses investment plan for the 2025-2029 period

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly-held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, under CVM Resolution 44/2021, of August 23, 2021, hereby announces its investment plan for the 2025-2029 period, in the amount of R$39.2 billion, as detailed below, to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general.

Description	(R$ billion)
Distribution	23.2
Generation	4.2
Transmission	4.3
Distributed Generation	2.6
Natural Gas	1.6
Innovation	2.3
IT	1.0
Total	39.2

It is important to emphasize that the investments are based on the assumption that they will create value for shareholders and that return rates will be higher than the cost of capital, ensuring the sustainability of the Company’s business.

CEMIG reiterates its commitment to focusing on the state of Minas Gerais, mainly engaging in the generation, transmission, and distribution of energy, providing excellent services for customers, with safety and maximum efficiency, through sustainable and results-oriented management, making the greatest investment in the Company’s history.

The Company emphasizes that the plan disclosed herein is a mere estimate and does not constitute a promise of performance as it involves various factors that are beyond its control, and may undergo changes.

Belo Horizonte, December 12, 2024.

Andrea Marques de Almeida

Chief Finance and Investor Relations Officer

7.	Notice to the Market dated December 5, 2024 – Cemig listed in the Dow Jones Sustainability Index for 25 years

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

NOTICE TO THE MARKET

Cemig listed in the Dow Jones Sustainability Index for 25 years

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig” or “Company”), a publicly-held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, according to its commitment to adopting the best Corporate Governance practices, hereby informs its shareholders and the market in general that it has been selected, for the 25th time, to be part of the Dow Jones Sustainability World Index (DJSI World).

The Company is the only company in the energy sector in the Americas included in the list and one of the few corporations continuously featured since the creation of the indicator in 1999.

The DJSI World, prepared by S&P Global and audited by Deloitte, assesses the sustainability performance of 3,300 companies. A total of 73 companies were evaluated in the global energy sector, and only Cemig and seven other European companies were included in the index. The rigorous evaluation considers questionnaires, annual reports, public information, and the ability to create value for shareholders in the medium and long terms.

In 2024, Cemig’s score improved by 6 points compared to the previous year. The company achieved leadership in the Transparency and Reporting, Renewable Generation, and Human Rights categories, consolidating its position as a benchmark in sustainability within the global energy sector.

Being included in the Dow Jones index for the 25th consecutive year is the result of the Company’s meticulous ESG strategy and reaffirms its commitment to a more sustainable future, driving the energy transition in Brazil.

Further details on the socio-environmental practices adopted by Cemig are available in the sustainability reports at www.cemig.com.br.

Belo Horizonte, December 16, 2024.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

8.	Notice to Shareholders dated December 17, 2024 – Declaration of Interest on Equity

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

NOTICE TO SHAREHOLDERS

Declaration of Interest on Equity

We hereby inform our shareholders that the Executive Board approved the declaration of Interest on Equity - IoE. Detailed information about the payment is as follows:

1.	Gross amount: R$560,143,000.00 (five hundred and sixty million, one hundred and forty-three thousand reais);

2.	Gross amount per share: R$0.19580751126 per share, to be paid with the mandatory minimum dividend for 2024, with a 15% withholding income tax, excluding shareholders exempt from said withholding, under the law in force;

3.	Date “with rights”: shareholders of record on December 23, 2024, holding common and preferred shares will be entitled to the payment;

4.	Date “ex-rights”: December 26, 2024;

5.	Payment date: 2 (two) equal installments, the first of which to be paid by June 30, 2025, and the second by December 30, 2025.

Shareholders whose shares are not held in custody at CBLC and whose registration data is outdated are advised to go to a branch of Banco Itaú Unibanco S.A. (the institution managing CEMIG’s Registered Share System) bearing their personal documents for the due update of their registration data.

Belo Horizonte, December 17, 2024.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

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